SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For July 11, 2012

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASML Customer Co-Investment Program: Description of Certain Agreements with Intel

Overview

On July 9, 2012, ASML entered into an investment agreement with Intel Corporation (the “Investment Agreement”) pursuant to which Intel Corporation (“Intel”) will invest in ordinary shares of ASML that will be held on Intel’s behalf by a Dutch foundation (Stichting Administratiekantoor) (the “Stichting”) and will be subject to provisions of a Shareholder Agreement (the “Shareholder Agreement”). Concurrent with the signing of the Investment Agreement, ASML and Intel also entered into (i) two non-recurring research and development engineering (NRE) funding agreements (the “NRE Funding Agreements”), pursuant to which Intel has agreed to fund a portion of ASML’s research and development expenses, dedicated capital expenditures and non-recurring engineering costs related to the development of 450mm and extreme ultra-violet (EUV) lithography equipment, and (ii) a commercial agreement, setting forth the terms of sales of EUV and 450mm systems by ASML to Intel (the “Commercial Agreement”). A more detailed description of each of the Investment Agreement, the Shareholder Agreement, the NRE Funding Agreements and the Commercial Agreement is set forth below.

The Investment Agreement

Pursuant to the Investment Agreement, ASML has agreed to sell to Intel ordinary shares equal to 15% of its issued ordinary shares after giving effect to the Synthetic Buyback (as defined below). The purchase price will be €39.91 per share, which was the average of the volume weighted average price of ASML’s ordinary shares on Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

Issuance of ASML Ordinary Shares to Intel

Intel will invest in ASML ordinary shares in two tranches: an issuance of 41,985,250 ordinary shares (the “Initial Shares”) and an additional issuance of ASML ordinary shares (the “Additional Shares”, and together with the Initial Shares, the “Intel Shares”) such that the number of Intel Shares issued pursuant to the Investment Agreement would equal 15% of ASML’s issued ordinary shares, subject to certain adjustments, following the Synthetic Buyback. The Intel Shares will not participate in the Synthetic Buyback (described below).

The Intel Shares will be held by the Stichting, which will issue to Intel depositary receipts therefor (the “Depositary Receipts”), subject to the terms of the Shareholder Agreement (described below).

The issuance of the Initial Shares is subject to customary closing conditions, including the accuracy of the parties’ representations and warranties, the absence of certain material adverse events, and the receipt of regulatory approvals. The issuance of the Additional Shares is subject to these same conditions, as well as to obtaining ASML shareholder approvals required in connection with the authorization of the issuance of the Additional Shares and the Other Customer Shares (described below) (and the exclusion of related preemptive rights) and the authorization of the Synthetic Buyback (“Shareholder Approval”). ASML has agreed to issue a notice convening an extraordinary general meeting within 15 days of the date of the Investment Agreement.

ASML has agreed to indemnify Intel and its affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreement and with respect to certain legal proceedings related thereto, subject to certain limitations.

Termination

The Investment Agreement may be terminated by either party if the issuance of either the Initial Shares or Additional Shares has not occurred by April 15, 2013. In addition, the Investment Agreement may be terminated by either party in the event of a final court order prohibiting the closings contemplated by the Investment Agreement or certain breaches by the other party of representations, warranties or covenants in the Investment Agreement, or, for the Additional Shares, if Shareholder Approval is not obtained. In addition, Intel may terminate the Investment Agreement upon the occurrence of certain material adverse events or certain extraordinary corporate events of ASML.

Participation in the Customer Co-Investment Program by Other Customers

Participation in the Customer Co-Investment Program also is being evaluated by other ASML customers (“Other Customers”). In particular, ASML will make available to Other Customers who enter into NRE funding commitments up to 10% of ASML’s issued shares on a post-transaction basis (the “Other Customer Shares”) at a price not less than the €39.91 per share paid by Intel. The ratio of Other Customer Shares issued to NRE funding commitments by Other Customers will not exceed the ratio of the number of shares acquired by Intel to the amount of Intel’s NRE funding commitments. Any such issuance of Other Customer Shares will be completed prior to the Synthetic Buyback (as described below) and the Other Customers will not participate in the Synthetic Buyback.

Use of Proceeds and Synthetic Buyback

If Shareholder Approval is obtained, ASML will use the proceeds of the sale of the Intel Shares and the Other Customer Shares to conduct a synthetic share buy-back (“Synthetic Buyback”). The Synthetic Buyback will result in a return of capital to shareholders (other than Intel and Other Customers who participate in the Customer Co-Investment Program) in an amount equal to the proceeds from the share issuances to Intel and Other Customers under the Customer Co-Investment Program, followed by a reverse stock split that will reduce the number of ASML’s issued ordinary shares to approximately the number of shares that had been issued immediately prior to the issuance to Intel of the Initial Shares.

If Shareholder Approval is not obtained, ASML will use the proceeds of the issuance of the Initial Shares for research and development of 450mm and the remainder will be used for general corporate purposes, and no Synthetic Buyback or reverse stock split will occur. There will be no issuance of Additional Shares or Other Customer Shares if Shareholder Approval is not obtained.

Shareholder Agreement

In connection with the issuance of the Intel Shares, ASML, Intel and the Stichting will enter into a Shareholder Agreement that will govern certain matters relating to Intel’s holding of and further investment in ASML ordinary shares, both directly and indirectly through the Stichting, including the matters described below. Other Customers participating in the Customer Co-Investment Program will enter into shareholder agreements substantially similar to the Shareholder Agreement.

Voting Rights

Intel will not be entitled to vote the Intel Shares or any shares otherwise transferred to the Stichting (under the circumstances described under “—Standstill; Additional Purchases” below), except when a Suspension Event (as defined below) occurs or where the following matters are proposed at any shareholder meeting: (i) an issuance of shares representing 25% or more of the outstanding share capital of ASML or the exclusion of pre-emption rights relating to such an issuance of shares; (ii) an authorization to repurchase 25% or more of ASML’s outstanding share capital in a 12-month period; (iii) the approval of a significant change in the identity or nature of ASML, including a transfer of all or substantially all of ASML’s business or assets to a third party, establishment or cancellation of a long-lasting cooperation that is of essential importance to ASML, and an acquisition or disposition of assets with a value of at least one third of the assets of ASML; (iv) an amendment to the articles of association that would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the Intel Shares; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a significant change in the identity or nature of ASML.

Standstill; Additional Purchases

Subject to certain exceptions, Intel may not, prior to the six-year anniversary of the date of the Shareholder Agreement, acquire shares in excess of 19.9% of the outstanding share capital of ASML. There are exceptions from the foregoing restrictions in the case of a “Suspension Event”, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20% of ASML’s outstanding shares or where ASML has announced certain change of control transactions, and the foregoing restrictions will terminate upon a “Termination Event” which includes certain change of control transactions, including where the shareholders of ASML prior to such a transaction are no longer entitled to exercise 50% of the votes in ASML’s general meeting following such a transaction or in the event of a delisting of ASML’s shares on Euronext Amsterdam or a delisting from Nasdaq (except in the case of certain voluntary delistings).

If Intel acquires any additional ASML shares in excess of 4.99% of the outstanding shares of ASML, Intel is required to deposit such shares with the Stichting in exchange for Depositary Receipts. Shares held by Intel (that are not deposited with the Stichting) will not be subject to the voting restrictions described above or lock-up provisions described below, but will be subject to the standstill restrictions described above.

The Stichting will continue to hold ASML shares owned by Intel (notwithstanding termination of the Standstill Period) until the earlier of (i) such time as Intel owns less than 2% of ASML’s shares, (ii) the date when the aggregate amount of ASML shares owned by Intel and Other Customers represents less than 5% of ASML’s issued shares and (iii) a Termination Event, following which time Depositary Receipts will be exchanged for the underlying ASML shares. If after such an exchange of Depositary Receipts for ASML shares and prior to termination of the Shareholder Agreement (in the circumstances described below) Intel acquires shares in excess of 2% of ASML’s outstanding shares, any shares held by Intel in excess of 4.99% of ASML’s shares must be transferred to (and held by) the Stichting.

Lock-up; Orderly Sell Down

Intel may not, without prior written consent of ASML, transfer any Intel Shares or Depositary Receipts until the earliest of (i) two years and six months after the date of the Shareholder Agreement, (ii) termination of the NRE Funding Agreements, and (iii) the occurrence of a Termination Event. The foregoing restriction does not apply in certain circumstances where a third party offers to acquire at least 20% of ASML’s shares. Intel is not permitted to transfer its ASML shares in connection with an offer before the end of the offer (or make any public statement in support of such offer) that is not recommended by the ASML Supervisory Board or Management Board, except in limited circumstances. The Shareholder Agreement does not restrict hedging, provided that such hedging does not require any transfer of ASML shares by the Stichting or Depositary Receipts by Intel.

In addition, Intel may not (even after the lock-up period ended), without written consent of ASML, transfer on Euronext Amsterdam, Nasdaq or any other stock exchange on which ASML’s securities are traded more than 4% of the outstanding shares of ASML in any six-month period (excluding block trades and underwritten offers). There are also restrictions on Intel’s ability to transfer shares to certain competitors or customers of ASML.

Termination

The Shareholder Agreement will terminate upon a Termination Event or winding up of ASML or, in the event that Depositary Receipts are exchanged for ASML shares and no ASML shares are required to be re-deposited with the Stichting, within 18 months of such exchange (in the circumstances described above).

NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into two NRE Funding Agreements to help fund ASML’s research and development costs and project expenditures: one agreement relates to the development of 450mm lithography equipment (the “450mm NRE Funding Agreement”) and the other relates to the development of EUV lithography equipment (the “EUV NRE Funding Agreement”). Intel has committed to provide funding in an aggregate amount of EUR 553 million under the 450mm NRE Funding Agreement and funding in an aggregate amount of EUR 276 million under the EUV NRE Funding Agreement, payable over the term of the 450mm NRE Funding Agreement and EUV NRE Funding Agreement, respectively. ASML will retain sole control over the development of 450mm lithography equipment and EUV lithography equipment and will own all intellectual property created by ASML in connection therewith. The agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, then the parties may agree on an alternative development project, and if no alternative is agreed, ASML may invoice Intel for funding that has been committed and remaining amounts due under the relevant NRE Funding Agreement to the extent that ASML’s R&D expense in any year exceeds a minimum threshold.

Intel’s commitment to provide funding under the 450mm NRE Funding Agreement is conditional on the issuance of the Initial Shares. Intel’s commitment to provide funding under the EUV Funding Agreement is conditional on the issuance of the Additional Shares. If the Initial Closing occurs but the Additional Closing does not occur and as a result the EUV NRE Funding Agreement does not become effective, the parties will discuss an alternative EUV funding agreement and EUV related obligations under the Commercial Agreement. The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by Intel of the aggregate amount of funding owed under the NRE Funding Agreements.

Commercial Agreement

On July 9, 2012, ASML and Intel entered into the Commercial Agreement, pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm and EUV lithography equipment. Under this agreement, Intel has committed to purchase specified numbers of 450mm and EUV tools. The agreement sets forth pricing terms for the tools as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments and for specified additional credits in the event that certain schedules are not met. In addition, subject to certain conditions, ASML has agreed to install sufficient capacity to meet Intel’s forecasted 450mm lithography equipment needs through 2022. The Commercial Agreement becomes effective upon the Initial Closing.

Certain Accounting Considerations

In accordance with US GAAP, the agreements as described above are accounted for as a single multiple-element arrangement. As a result, the funding will initially be recorded on the balance sheet and is expected to be recognized in the income statement when the credits are earned.

* * *

The securities referred to herein have not been registered under the United States Securities Act of 1933 and may be offered in the United States solely pursuant to an exemption from such registration requirements.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about development of EUV and 450mm technologies and timing for introduction of new systems and benefits of 450mm and EUV technology, whether an equity investment and R&D funding commitments by Intel and other customers in ASML will occur and the terms and conditions of any such investments and funding commitments, purchases of 450mm and EUV tools by Intel and other customers and statements regarding our share repurchase program . These forward looking statements are subject to risks and uncertainties including, but not limited to: shareholder approval of the Second Issuance and the synthetic buyback at the EGM, receipt of regulatory approvals, participation by other customers in the program, whether the 450mm and EUV research and development programs will be successful, ASML’s ability to hire additional workers as part of the 450mm and EUV programs described in this release, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: July 11, 2012	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer